                       SECURITIES AND EXCHANGE COMMISSION



                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              CTN MEDIA GROUP, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.005 PER SHARE
                         (Title of Class of Securities)


                                    12643W107
                                 (CUSIP Number)


                              MPM ACQUISITION, INC.
                        c/o SCHRODER VENTURE PARTNERS LLC
                               540 MADISON AVENUE
                               NEW YORK, NY 10022
                                 (212) 735-0700

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 1, 2001
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

--------------- ------------------------------------------------------------ -----------
1                                NAME OF REPORTING PERSON
                             SCHRODER VENTURES US FUND L.P. 1

--------------- ------------------------------------------------------------ -----------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                             (b)  [x]
--------------- ------------------------------------------------------------ -----------
3               SEC USE ONLY                                                      [ ]
--------------- ------------------------------------------------------------ -----------
4               SOURCE OF FUNDS*
                      OO
--------------- ------------------------------------------------------------ -----------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------- ------------------------------------------------------------ -----------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                      DELAWARE
--------------- ------------------------------------------------------------ -----------
                7
NUMBER OF             SOLE VOTING POWER
                         0 SHARES
SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON WITH
--------------- ------------------------------------------------------------ -----------
                8
                      SHARED VOTING POWER
                         26,236,591 SHARES (See Item 5)
--------------- ------------------------------------------------------------ -----------
                9
                      SOLE DISPOSITIVE POWER
                         0 SHARES
--------------- ------------------------------------------------------------ -----------
                10
                      SHARED DISPOSITIVE POWER
                         0 SHARES
--------------- ------------------------------------------------------------ -----------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                         26,236,591 SHARES (See Item 5)
--------------- ------------------------------------------------------------ -----------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [ ]
                CERTAIN SHARES*
--------------- ------------------------------------------------------------ -----------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         88.2%
--------------- ------------------------------------------------------------ -----------
14              TYPE OF REPORTING PERSON*
                                  PN
--------------- ------------------------------------------------------------ -----------
                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
                           INCLUDE BOTH SIDES OF THE COVER PAGE,
                      RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                       THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------- ------------------------------------------------------------ -----------

--------------- ------------------------------------------------------------ -----------
1                                NAME OF REPORTING PERSON
                             SCHRODER VENTURES US FUND L.P. 2

--------------- ------------------------------------------------------------ -----------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                             (b)  [x]
--------------- ------------------------------------------------------------ -----------
3               SEC USE ONLY                                                      [ ]
--------------- ------------------------------------------------------------ -----------
4               SOURCE OF FUNDS*
                      00
--------------- ------------------------------------------------------------ -----------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------- ------------------------------------------------------------ -----------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                      CAYMAN ISLANDS
--------------- ------------------------------------------------------------ -----------
                7
NUMBER OF             SOLE VOTING POWER
                         0 SHARES
SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON WITH
--------------- ------------------------------------------------------------ -----------
                8
                      SHARED VOTING POWER
                         26,236,591 SHARES (See Item 5)
--------------- ------------------------------------------------------------ -----------
                9
                      SOLE DISPOSITIVE POWER
                         0 SHARES
--------------- ------------------------------------------------------------ -----------
                10
                      SHARED DISPOSITIVE POWER
                         0 SHARES
--------------- ------------------------------------------------------------ -----------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                         26,236,591 SHARES (See Item 5)
--------------- ------------------------------------------------------------ -----------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [ ]
                CERTAIN SHARES*
--------------- ------------------------------------------------------------ -----------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         88.2%
--------------- ------------------------------------------------------------ -----------
14              TYPE OF REPORTING PERSON*
                                  PN
--------------- ------------------------------------------------------------ -----------
                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
                           INCLUDE BOTH SIDES OF THE COVER PAGE,
                      RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                       THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------- ------------------------------------------------------------ -----------

--------------- ------------------------------------------------------------ -----------
1                                NAME OF REPORTING PERSON
                                 SCHRODER VENTURES US FUND
                                    CO-INVESTMENT SCHEME

--------------- ------------------------------------------------------------ -----------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                             (b)  [x]
--------------- ------------------------------------------------------------ -----------
3               SEC USE ONLY                                                      [ ]
--------------- ------------------------------------------------------------ -----------
4               SOURCE OF FUNDS*
                      OO
--------------- ------------------------------------------------------------ -----------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------- ------------------------------------------------------------ -----------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                      BERMUDA
--------------- ------------------------------------------------------------ -----------
                7
NUMBER OF             SOLE VOTING POWER
                         0 SHARES
SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON WITH
--------------- ------------------------------------------------------------ -----------
                8
                      SHARED VOTING POWER
                         26,236,591 SHARES (See Item 5)
--------------- ------------------------------------------------------------ -----------
                9
                      SOLE DISPOSITIVE POWER
                         0 SHARES
--------------- ------------------------------------------------------------ -----------
                10
                      SHARED DISPOSITIVE POWER
                         0 SHARES
--------------- ------------------------------------------------------------ -----------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                         26,236,591 SHARES (See Item 5)
--------------- ------------------------------------------------------------ -----------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [ ]
                CERTAIN SHARES*
--------------- ------------------------------------------------------------ -----------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         88.2%
--------------- ------------------------------------------------------------ -----------
14              TYPE OF REPORTING PERSON*
                                  OO
--------------- ------------------------------------------------------------ -----------
                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
                           INCLUDE BOTH SIDES OF THE COVER PAGE,
                      RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                       THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------- ------------------------------------------------------------ -----------

--------------- ------------------------------------------------------------ -----------
1                                NAME OF REPORTING PERSON
                              SCHRODER VENTURE MANAGERS INC.

--------------- ------------------------------------------------------------ -----------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                             (b)  [x]
--------------- ------------------------------------------------------------ -----------
3               SEC USE ONLY                                                      [ ]
--------------- ------------------------------------------------------------ -----------
4               SOURCE OF FUNDS*
                      OO
--------------- ------------------------------------------------------------ -----------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------- ------------------------------------------------------------ -----------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                      NEW YORK
--------------- ------------------------------------------------------------ -----------
                7
NUMBER OF             SOLE VOTING POWER
                         0 SHARES
SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON WITH
--------------- ------------------------------------------------------------ -----------
                8
                      SHARED VOTING POWER
                         26,236,591 SHARES (See Item 5)
--------------- ------------------------------------------------------------ -----------
                9
                      SOLE DISPOSITIVE POWER
                         0 SHARES
--------------- ------------------------------------------------------------ -----------
                10
                      SHARED DISPOSITIVE POWER
                         0 SHARES
--------------- ------------------------------------------------------------ -----------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                         26,236,591 SHARES (See Item 5)
--------------- ------------------------------------------------------------ -----------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [ ]
                CERTAIN SHARES*
--------------- ------------------------------------------------------------ -----------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         88.2%
--------------- ------------------------------------------------------------ -----------
14              TYPE OF REPORTING PERSON*
                         CO
--------------- ------------------------------------------------------------ -----------
                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
                           INCLUDE BOTH SIDES OF THE COVER PAGE,
                      RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                       THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------- ------------------------------------------------------------ -----------

--------------- ------------------------------------------------------------ -----------
1                                NAME OF REPORTING PERSON
                           SCHRODER VENTURES INVESTMENT LIMITED

--------------- ------------------------------------------------------------ -----------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                             (b)  [x]
--------------- ------------------------------------------------------------ -----------
3               SEC USE ONLY                                                      [ ]
--------------- ------------------------------------------------------------ -----------
4               SOURCE OF FUNDS*
                      OO
--------------- ------------------------------------------------------------ -----------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------- ------------------------------------------------------------ -----------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                      GUERNSEY
--------------- ------------------------------------------------------------ -----------
                7
NUMBER OF             SOLE VOTING POWER
                         0 SHARES
SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON WITH
--------------- ------------------------------------------------------------ -----------
                8
                      SHARED VOTING POWER
                         26,236,591 SHARES (See Item 5)
--------------- ------------------------------------------------------------ -----------
                9
                      SOLE DISPOSITIVE POWER
                         0 SHARES
--------------- ------------------------------------------------------------ -----------
                10
                      SHARED DISPOSITIVE POWER
                         0 SHARES
--------------- ------------------------------------------------------------ -----------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                         26,236,591 SHARES (See Item 5)
--------------- ------------------------------------------------------------ -----------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [ ]
                CERTAIN SHARES*
--------------- ------------------------------------------------------------ -----------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         88.2%
--------------- ------------------------------------------------------------ -----------
14              TYPE OF REPORTING PERSON*
                         CO
--------------- ------------------------------------------------------------ -----------
                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
                           INCLUDE BOTH SIDES OF THE COVER PAGE,
                      RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                       THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------- ------------------------------------------------------------ -----------

--------------- ------------------------------------------------------------ -----------
1                                NAME OF REPORTING PERSON
                                   MPM ACQUISITION, INC.

--------------- ------------------------------------------------------------ -----------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                             (b)  [x]
--------------- ------------------------------------------------------------ -----------
3               SEC USE ONLY                                                      [ ]
--------------- ------------------------------------------------------------ -----------
4               SOURCE OF FUNDS*
                      OO
--------------- ------------------------------------------------------------ -----------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------- ------------------------------------------------------------ -----------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                      DELAWARE
--------------- ------------------------------------------------------------ -----------
                7
NUMBER OF             SOLE VOTING POWER
                         0 SHARES
SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON WITH
--------------- ------------------------------------------------------------ -----------
                8
                      SHARED VOTING POWER
                         26,236,591 SHARES (See Item 5)
--------------- ------------------------------------------------------------ -----------
                9
                      SOLE DISPOSITIVE POWER
                         0 SHARES
--------------- ------------------------------------------------------------ -----------
                10
                      SHARED DISPOSITIVE POWER
                         0 SHARES
--------------- ------------------------------------------------------------ -----------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                         26,236,591 SHARES (See Item 5)
--------------- ------------------------------------------------------------ -----------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [ ]
                CERTAIN SHARES*
--------------- ------------------------------------------------------------ -----------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         88.2%
--------------- ------------------------------------------------------------ -----------
14              TYPE OF REPORTING PERSON*
                         CO
--------------- ------------------------------------------------------------ -----------
                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
                           INCLUDE BOTH SIDES OF THE COVER PAGE,
                      RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                       THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------- ------------------------------------------------------------ -----------

ITEM 1. SECURITY AND ISSUER.

         This Statement on Schedule 13D is filed with respect to the common stock, par value $.005 per share (the "Common Stock"), of CTN Media Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3350 Peachtree Road, Suite 1500, Atlanta, Georgia 30326.

ITEM 2. IDENTITY AND BACKGROUND.

         This Statement on Schedule 13D is being filed jointly by MPM Acquisition, Inc., a Delaware corporation ("Newco"); Schroder Ventures US Fund L.P. 1, a Delaware limited partnership ("LP 1"); Schroder Ventures US Fund L.P. 2, a Cayman Islands limited partnership ("LP 2", and together with LP 1, the "Limited Partnerships"); Schroder Ventures Investment Limited, a limited company registered in Guernsey ("SVIL"); Schroder Ventures US Fund Co-Investment Scheme, a syndicate of individual investors represented by a nominee ("SV Co-Investment"); and Schroder Venture Managers Inc., a New York corporation and the general partner of each of LP 1 and LP 2 (("General Partner") together with Newco, LP 1, LP 2, SVIL, and SV Co-Investment, the "Reporting Persons"). The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 3 hereto.

         The Limited Partnerships are private investment vehicles formed for the purpose of investing in transactions arranged by Schroder Venture Partners LLC, a New York limited liability company and a private equity adviser specializing in acquisition transactions ("SVP"). Each of SVIL and SV Co-Investment are private investment vehicles that invest on a parallel basis with the Limited Partnerships. Newco was formed by the Limited Partnerships to effect the proposed transactions described in Item 4 below and has not engaged in any activities other than those incident to its incorporation and such proposed transactions. The principal business address of Newco is c/o Schroder Venture Partners LLC, 540 Madison Avenue, 31st Floor, New York, New York 10022. The principal business address of General Partner is 787 Seventh Avenue, New York, New York 10019. The principal business address of the Limited Partnerships is c/o Schroder Venture Managers Inc., 787 Seventh Avenue, New York, New York 10019 and the principal business address of SV Co-Investment is c/o Schroder Venture Managers Limited, 22 Church Street, Hamilton HM 11, Bermuda. The principal business address of SVIL is c/o Guernsey International Fund Managers Limited, P.O. Box 255, Barfield House, St. Julian's Avenue, St. Peter Port, Guernsey, GY1 3QL. W. Montague Yort is currently the President, Secretary and a director of Newco, and Nicholas E. Somers is currently a Vice President and a director of Newco. The present principal occupation of each of W. Montague Yort and Nicholas
E. Somers is Partner of SVP, and their business address is c/o Schroder Venture Partners LLC, 540 Madison Avenue, 31st Floor, New York, New York 10022. The directors of General Partner are Deborah E. Speight, Gary J. Carr, Peter L. Everson, Nicholas E.H. Ferguson, I. Peter Sedgwick, and Nicola J. Lawson, and the executive officers of General Partner are I. Peter Sedgwick, Gary J. Carr, Peter L. Everson, Gerard Lloyd, Christopher R. Morris, Deborah Speight, Nicola
J. Lawson, Solomon Owayda, Gordon Purvis, John Somers, M.H. Douglas-Hamilton, and Sara E. Hewitt. The executive officers and directors of SVIL are Peter W. Allen, Veronica Eng, Christopher Morris, Andrew Sykes, Katharine D. Thompson, Nigel Carey, Laurence S. McNairn, John M. Marren, and Mathieu Gauvin.

         During the last five years, none of the Reporting Persons nor any other person named herein has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As more fully described in Item 4 hereof, Newco, U-C Holdings, L.L.C., a Delaware limited liability company ("Holdings"), and Willis Stein & Partners, L.P., a Delaware limited partnership and managing member of Holdings ("WSP"), have entered into the Voting Agreement (as such term is defined in Item 4) with respect to the Transactions (as described in Item 4).

         Holdings and WSP entered into the Voting Agreement to induce Newco to enter into the Purchase Agreement (as such term is defined in Item 4), as such, no funds were expended by any of the Reporting Persons nor any other person named herein in connection with the Voting Agreement.

ITEM 4. PURPOSE OF THE TRANSACTION.

         On June 1, 2001, Newco, the Company, and Armed Forces Communications, Inc., a New York corporation d/b/a "Market Place Media" and a wholly-owned subsidiary of the Company ("MPM"), entered into a Stock Purchase Agreement (the "Purchase Agreement") pursuant to which Newco, subject to the terms and conditions thereof, intends to purchase from the Company all of the issued and outstanding shares of capital stock of MPM for a purchase price of $28,000,000, subject to the adjustments made, if any, pursuant to the Purchase Agreement.

         The obligations of the parties to the Purchase Agreement to effect the transactions contemplated by the Purchase Agreement (the "Transactions") are subject to certain conditions, and prior to the closing of the Transactions, Newco or the Company may terminate the Purchase Agreement under certain conditions, in each case as set forth in the Purchase Agreement.

         Because approval of the Company's stockholders may be required by Delaware General Corporation Law s.271, in order to consummate the Transactions, the Board of Directors of the Company sought the approval of the Transactions by Holdings, the Company's majority stockholder. In anticipation of this requirement, concurrently with and as a further condition to the execution and delivery of the Purchase Agreement, Newco, Holdings and WSP entered into a Voting Agreement, dated as of June 1, 2001 (the "Voting Agreement").

         Holdings owns approximately 88.2% of the capital stock of the Company entitled to vote on the Transactions (the "Shares"). Pursuant to the Voting Agreement, each of Holdings and WSP has agreed that during the time the Voting Agreement is in effect, Holdings shall vote the Shares in favor of the Purchase Agreement. Holdings has provided to the Company an irrevocable written consent to the Transactions. If the Purchase Agreement is terminated in accordance with its terms, the Voting Agreement will also terminate at such time. Subject to the foregoing and to certain exceptions and conditions, Holdings has agreed pursuant to the Voting Agreement to vote, and has appointed Newco, W. Montague Yort and Nicholas E. Somers in their respective capacities as officers of Newco, and any individual who shall hereafter succeed to any such officer of Newco and any other designee of Newco, as its irrevocable proxy to vote the Shares solely for the purposes of adopting the Purchase Agreement and the approval of the terms thereof and other related actions and against certain other enumerated actions or agreements that would impede or delay the consummation of the Transactions and for no other purpose. Subject to the terms and conditions of the Voting Agreement, Holdings and WSP have agreed to refrain from soliciting or responding to certain inquiries or proposals regarding MPM, to restrictions on transfer of the Shares, and to take or refrain from taking certain other actions.

         The preceding summary of certain provisions of the Purchase Agreement and the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are incorporated herein by reference.

         Other than as described above, none of the Reporting Persons nor any other person named herein has any plans or proposals that relate to or would result in any of the actions described in this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a)  As of June 1, 2001, Newco owned no shares of Common Stock.

         However, as of June 1, 2001, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, and assuming the conversion of certain shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock of the Company to Common Stock, Newco may be deemed to beneficially own, pursuant to the Voting Agreement, 26,236,591 shares of Common Stock constituting in the aggregate approximately 88.2% of the outstanding capital stock of the Company, based upon information provided by the Company pursuant to the Purchase Agreement.

         (b) Newco is a corporation to be owned entirely by the Limited Partnerships, SVIL and SV Co-Investment and therefore, General Partner, as the general partner of the Limited Partnerships, SVIL and SV Co-Investment have the shared power to direct the voting of the Shares. Each Reporting Person and each other person named herein disclaims beneficial ownership of the Shares.

         (c) Except as set forth in this Item 5, to the best knowledge of each Reporting Person, none of the Reporting Persons and no other person described in
Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.

         (d) None of the Reporting Persons, nor any other person named herein, to the best knowledge of each Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Stock Purchase Agreement, dated as of June 1, 2001, by and among MPM Acquisition, Inc., CTN Media Group, Inc. and Armed Forced Communications, Inc. (incorporated by reference to Annex A to the Company's Schedule 14C Information Statement filed on June 8, 2001).

2. Voting Agreement, dated as of June 1, 2001, among MPM Acquisition, Inc., U-C Holdings, L.L.C., and Willis Stein & Partners, L.P. (incorporated by reference to Annex C to the Company's Schedule 14C Information Statement filed on June 8, 2001).

3. Joint Filing Agreement, among each of the Reporting Persons, dated June 11, 2001.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2001

                              SCHRODER VENTURES US FUND L.P. 1

                              By:  Schroder Venture Managers Inc. as General
                                    Partner

                                   By: /s/ Peter L. Everson
                                       -------------------------------------
                                       Name:  Peter L. Everson
                                       Title: Vice President

                                   By: /s/ Gary J. Carr
                                       -------------------------------------
                                       Name:  Gary J. Carr
                                       Title: Vice President

                              SCHRODER VENTURES US FUND L.P. 2

                              By:  Schroder Venture Managers Inc. as General
                                    Partner

                                   By: /s/ Peter L. Everson
                                       -------------------------------------
                                       Name:  Peter L. Everson
                                       Title: Vice President

                                   By: /s/ Gary J. Carr
                                       -------------------------------------
                                       Name:  Gary J. Carr
                                       Title: Vice President

                              SCHRODER VENTURES US FUND
                              CO-INVESTMENT SCHEME

                              By:  SITCO Nominees Ltd - VC 04001

                                   By: /s/ Peter L. Everson
                                       -------------------------------------
                                       Name: Peter L. Everson

                                   By: /s/ Gary J. Carr
                                       -------------------------------------
                                       Name: Gary J. Carr

                                         SCHRODER VENTURES INVESTMENTS
                                         LIMITED

                                         By: SV (Nominees) Limited As Nominee

                                              By: /s/ Laurence S. McNairn
                                                  -----------------------
                                                  Name: Laurence S. McNairn


                                         MPM ACQUISITION, INC.

                                         By:  /s/ W. Montague Yort
                                              ------------------------
                                              Name:  W. Montague Yort
                                              Title: President